DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Jeffrey M. Sullivan jeff.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

March 25, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael McTiernan, Special Counsel

	Re:	Hatteras Financial Corp. Registration Statement on Form S-11 Filed on February 20, 2008 File No. 333-149314

Dear Mr. McTiernan:

As counsel to Hatteras Financial Corp. (the “Company”) and in connection with your comment letter dated March 19, 2008, regarding the Company’s registration statement on Form S-11 (registration no. 333-149314), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 1 to the registration statement (the “Amendment”).

In addition, attached as Schedule A are the Company’s responses to your comment letter. For your convenience, we have reproduced in the schedule each of your numbered comments before the Company’s response thereto. In response to comment number 18 in your letter, attached as Schedule B are drafts of our exhibit 5 and exhibit 8 opinion letters.

We are forwarding a courtesy package to you, Mr. Byron N. Cooper, Mr. Wilson Lee and Ms. Linda Van Dorn. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from the initial filing of the registration statement on February 20, 2008.

Please note that Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, when the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

Securities and Exchange Commission

March 25, 2008

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:

Securities and Exchange Commission

    Byron N. Cooper

    Wilson Lee

    Linda Van Dorn

Hatteras Financial Corp.

    Michael R. Hough

    Benjamin M. Hough

    Kenneth A. Steele

Hunton & Williams LLP

    David C. Wright

    Christopher C. Green

Schedule A

General Comments

1.	Comment: We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5. See Securities Act Release 33-6900.

Response: While Guide 5 by its terms applies to real estate limited partnerships, we acknowledge that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” In practice the Commission has requested Guide 5 disclosure for initial public offerings by newly-formed REITs where more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific properties. We respectfully argue that Guide 5 disclosure is not necessary or appropriate for our offering because (i) the assets in which we will invest the offering proceeds have been sufficiently identified and described, and (ii) we are not newly formed and have an existing agency security portfolio consisting of the same type of assets that we intend to acquire with the offering proceeds and will have a meaningful period of reported historical operations at the time we request effectiveness of the registration statement.

We have disclosed throughout the registration statement (see pages 3, 6, 65 and 68) that we have adopted a policy that limits our investments to “agency securities,” defined on pages 1, 45 and 63 as adjustable-rate and hybrid adjustable-rate single family residential mortgage pass-through certificates guaranteed by a U.S. Government agency (such as Ginnie Mae) or a U.S. Government sponsored entity (such as Fannie Mae and Freddie Mac). Moreover, as stated under “Use of Proceeds” on pages 13 and 37, we intend to use the net proceeds of the offering to acquire agency securities. In the Amendment, we have revised this disclosure to further identify the particular type of agency securities that we expect to acquire with the offering proceeds under current market conditions: agency securities originally issued as three-year, five-year and seven-year hybrid adjustable rate mortgage securities. Agency securities, including hybrid adjustable rate mortgage securities, are further described on pages 5, 47 and 66.

We believe that the specified type of agency securities we intend to purchase are largely fungible, similar to U.S. Treasury securities, and are readily available in the market. The fungibility of agency securities was acknowledged in a January 2003 report by a joint task force consisting of staff of the Commission, the U.S. Department of the Treasury and the Office of Federal Housing Enterprise Oversight.1

[1]	The relevant portion of A Staff Report of the Task Force on Mortgage-Backed Securities Disclosure (Jan. 2003; http://www.sec.gov/news/studies/mortgagebacked.htm) follows:

As a result of the GSE [Government Sponsored Enterprises] and Ginnie Mae standardized underwriting guidelines for single-family mortgages and the trading and settling parameters of the Good Delivery Guidelines, GSE MBS that may be delivered to satisfy a TBA [“to-be-announced”] trade will have similar characteristics. The mortgage loans underlying GSE and Ginnie Mae pass-through MBS are pooled together according to similar characteristics that are based on guidelines established by the GSEs and Ginnie Mae and enable the pools to satisfy the Good Delivery Guidelines. Under the Good Delivery Guidelines, only GSE and Ginnie Mae pass-through MBS that are within a particular product type and coupon, have certain basic attributes and fall within certain parameters can be delivered to satisfy a TBA trade. The TBA market functions on the premise that even though each pool that will be created is unique, all pools eligible for delivery on a given TBA trade are equivalent in their characteristics and expected

Please note that we currently are targeting agency securities with an interest rate reset date no later than seven years from investment and do not currently plan to invest in fixed-rate agency securities.

We are not a start-up company. We have completed two prior private offerings of our common stock and have invested the proceeds in our portfolio of agency securities disclosed in the registration statement. Please see pages 8-9, 50, and 71-72, which describe the specific agency securities that we owned as of December 31, 2007, as well as subsequently acquired agency securities. We will update this information to March 31, 2008 in a subsequent amendment. We believe that our descriptions of our target investments are consistent with those of publicly-reporting companies that invest in agency securities. The registration statement includes a December 31, 2007 audited balance and a statement of operations for the period from November 5, 2007 until December 31, 2007. In addition, before we request acceleration of the registration statement’s effectiveness from the Commission, we will amend the registration statement to include unaudited financial statements as of and for the first calendar quarter of 2008.

In short, based on existing disclosure in the registration statement, investors can understand the structure and limited range of durations of the agency securities that we will acquire, how the agency securities will be financed, the credit supporting the cash flow, the factors that affect the value of the agency securities and the competitive forces facing us and the agency securities. As a result, the Company believes that the offering does not constitute a “blind-pool” offering. We distinguish our offering from an offering by a REIT formed to acquire unidentified real property. An investor in the latter does not know the creditworthiness of the tenants that will provide the cash flows, the duration of the leases, the expenses associated with the cost of the cash flow such as utility and maintenance expenses, local competitive factors or the risks of the investments, all of which will vary according to the particular property that will be acquired. Real property investments, in contrast to agency securities, are not fungible. Not surprisingly, much of Guide 5’s disclosure requirements expressly contemplate that the issuer’s assets are real property.

Even if we were to identify and describe specific agency securities that we would purchase with the net proceeds of the offering, the additional information that we could provide would be limited to the CUSIP number identifying the issues and classes of the securities, specific interest rates, specific maturities (which we believe we have substantially provided by indicating our intent to acquire agency securities originally issued as three-, five- and seven-year hybrid adjustable rate securities) and expected cost.

2.	Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We do not currently expect to use any artwork on the prospectus covers. However, if this expectation changes, we will provide copies of any such artwork and related captions performance. Therefore, any distinct characteristics of the underlying mortgage loans comprising a pool delivered in a trade are considered to blend together so that the MBS they back can be considered a generic security. As a result, TBA market participants consider MBS of Fannie Mae, Freddie Mac and Ginnie Mae that meet the Good Delivery Guidelines to be interchangeable or fungible with other such MBS issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, respectively.

under separate cover letter as soon as practicable after the filing of this response letter.

Conflicts of Interest, page 7

3.	Comment: Please provide a more detailed discussion of the potential conflict with ACM, including a description of their investment objectives, targeted investments, financing strategy and dollar amount currently available for investment.

Response: We have revised the disclosure on page 7 to include a more detailed discussion of the potential conflict with ACM. We have also revised the risk factor on page 17 to include additional discussion of the potential conflict.

We may experience a decline in the value of our investments, page 21

4.	Comment: If available, please expand your disclosure to include recent historical data regarding volatility in the market value of your portfolio.

Response: We have revised the disclosure on page 22 to include our estimates of the market value fluctuations in our agency security assets.

Selling Stockholders, page 42

5.	Comment: With regard to selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response: As of the date hereof, none of our existing stockholders have elected to include shares in the registration statement. In response to your comment, we will identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers in a subsequent pre-effective amendment to the registration statement. We further advise you that none of the potential selling stockholders received its shares of stock that may be included in the registration statement as underwriting compensation. In addition, we duly note your comment that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

6.	Comment: If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,
•	the circumstances under which the selling shareholders received the securities,
•	the selling shareholders’ relationship to the issuer,
•	the amount of securities involved,
•	whether the sellers are in the business of underwriting securities, and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of the securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•

the seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: As noted in our response to the comment immediately above, none of our existing stockholders have elected to include shares in the registration statement as of the date hereof. In connection with the potential inclusion of shares in the registration statement by our existing stockholders, we have requested information from each of the potential selling stockholders regarding its status as a registered broker-dealer or an affiliate of a broker-dealer. As applicable, we will provide the requested analysis in a response letter accompanying a future pre-effective amendment to the registration statement and include the requested statement in the prospectus.

Market Trends and the Effect of Historical Interest Rate Trends on our Portfolio, page 46

7.	Comment: Please include a more detailed discussion of the recent trend in the credit spread between U.S. Treasuries and agency securities. Please update your discussion of interest rate trends, including the impact of recent data on inflation. In addition, please address the impact recent interest rate trends have on the yield of your agency securities. Finally, please describe recent developments regarding credit concerns and origination volume of the agencies that issue your targeted MBS.

Response: We have revised the disclosure on pages 47-49 to the requested additional discussion.

Liquidity and Capital Resources, page 51

8.	Comment: Please provide a more detailed description of the margin provisions in your repurchase agreement, including disclosure regarding the specified trigger levels. In addition, please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.

Response: We have revised the disclosure on page 54 to include a more detailed description of the margin provisions in our repurchase agreements, including disclosure regarding the specified trigger levels. We have also identified known trends that we believe may result or are reasonably likely to result in the Company’s liquidity materially increasing or decreasing.

9.	Comment: We note your disclosure in the second full paragraph on page 52 that your repurchase agreements “do not include substantive provisions other than those covenants and other customary provisions contained in the standard master repurchase agreement as published by the Bond Market Association.” Please briefly describe any material covenants contained in the described standard master repurchase agreement.

Response: We have revised the disclosure on page 54, and have included a description of some of the material provisions contained in the standard master repurchase agreement as well as supplements required by various lenders.

Quantitative and Qualitative Disclosures About Market Risk, page 54

10.	Comment: Please advise us whether the sensitivity analysis on page 56 reflects a change in overall interest rates or if it also reflects the impact on your portfolio of a change in credit spreads on agency securities as compared with U.S. Treasuries.

Response: We advise the staff supplementally that the sensitivity analysis on pages 56-57 shows changes in our net income and our portfolio value as a result of interest rate movements, whether such movements occur as a result of changes in overall interest rates or from changes in credit spreads or both. For purposes of the net income analysis, we have assumed that our interest cost changes in accordance with the indicated interest rate movement.

Our Company, page 59

11.	Comment: Please provide a more detailed discussion regarding the current relative spread between agency securities and U.S. Treasury securities and explain why that spread is “attractive.”

Response: We have revised the disclosure on page 64 to provide a more detailed discussion and the requested explanation.

Reimbursement of Expenses, page 77

12.	Comment: Please disclose whether there is any limit on your reimbursement of expenses to your manager.

Response: We have revised the disclosure on page 81 to specify that there is no limit on the reimbursement of expenses of the Company’s manager set forth in the management agreement other than the requirement that the manager use commercially reasonable efforts to cause such costs to be commercially reasonable or customary and that the Company’s board of directors may set expense guidelines for the manager to follow.

Financial Statements and Notes

Independent Auditors’ Report, page F-2

13.	Comment: Advise us how your audit report complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

Response: We have included in Amendment No. 1 a new audit report from our independent registered auditor, Ernst & Young LLP. The new audit report complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board. Please refer to the Report of Ernst & Young LLP on page F-2 in the Amendment.

Note 2 – Summary of Significant Accounting Policies, page F-7

Mortgage-Backed Securities, page F-8

14.

Comment: Please expand this note to disclose the frequency of your impairment evaluations and your accounting policy regarding the determination of other-than-temporary impairments. As disclosed in your risk factors on page 20, it appears you evaluate impairment on a quarterly basis.

The revised note should also clarify the factors that you consider, individually or in combination, that indicate a decline is other than temporary and that a write-down of the carrying value is required. Refer to the guidance in paragraph 13 of FSP 115-1.

Response: We have revised the disclosure on pages F-8 – F-9 to provide further detail as to the Company’s impairment analysis process.

15.	Comment: Your note disclosure indicates that the fair values of agency securities are based upon estimates provided by securities dealers and/or independent pricing services. We noted the following other facts within your document related to fair value of agency securities:

•

On pages 8 and 70, you disclose that you compute market price by obtaining three valuations for the mortgage security from three separate and independent securities dealers and averaging the three valuations.

•

On page 21, you disclose that if the fair value of a security is not available from a dealer or third-party pricing service, you estimate the fair value of the security using a variety of methods including, but not limited to, discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis.

Please expand your note disclosures to include similar information as discussed in the referenced sections. If your next amendment reflects the adoption of SFAS 157, include those disclosures related to your valuation methodology.

Response: We have revised the notes titled “Mortgage-Backed Securities” on pages F-8 and F-12 of our note disclosures to include the valuation methodologies found on the pages you identified (now pages 9, 22 and 72).

Note 6 – 2007 Equity Incentive Plan, page F-13

16.	Comment: For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, please disclose in the notes to the financial statements:

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	Indicate whether or not the valuation was performed by an unrelated third party.

Response: We have revised the disclosure on pages F-14 – F-15 to note that: (i) the equity instruments were issued in connection with our initial private offering, (ii) the opinion exercise price and restricted stock value were based on the initial private offering price and (iii) no third party valuation was performed.

17.

Comment: Further to our previous comment, if you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, please consider expanding your MD&A to discuss the valuation alternative selected and why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Also within your MD&A, please discuss the significant factors, assumptions, and methodologies used in determining fair value, and the significant factors contributing to any difference between the fair value as of the date of grant and the estimated IPO price.

Response: We revised the disclosure on page 61 to make the disclosures noted above and made in the financial statement note and to discuss certain factors affecting the differences in the offering prices of our private offerings as compared to the future initial public offering price.

Item 36. Financial Statements, Schedules and Exhibits, page II-5

18.	Comment: Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide us a draft copy of each for us to review.

Response: Concurrently with these responses, our counsel is supplementally providing you with drafts of its exhibit 5 and exhibit 8 opinions. We will file the underwriting agreement and form of certificate and any additional exhibits in subsequent amendments.

Schedule B

Exhibit 5

DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

_____________, 2008

Hatteras Financial Corp.

3288 Robinhood Road, Suite 100

Winston Salem, North Carolina 27106

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We are acting as counsel to Hatteras Financial Corp., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement (the “Registration Statement”) on Form S-11 (No. 333-149314) filed with the Securities and Exchange Commission (the “Commission”), including the preliminary prospectus included therein (the “Prospectus”), for (a) the offering and sale by the Company of ____________ shares of common stock, par value $0.001 per share (the “Primary Shares”) and (b) the offering and resale of ____________ shares of common stock, par value $0.001 per share, by the selling stockholders identified therein (the “Resale Shares” and together with the Primary Shares, the “Shares”). This opinion is being provided at your request in connection with the filing of the Registration Statement.

We have examined copies of the following documents:

(a) The Registration Statement, including the Prospectus, in the form to be filed with the Commission.

(b) The charter of the Company (the “Charter”), as amended and supplemented and in effect on the date hereof, certified by the Department of Assessments and Taxation of the State of Maryland (the “MSDAT”), and bylaws of the Company (the “Bylaws”), as amended and restated and in effect on the date hereof, of the Company.

(c) Certified resolutions of the Board of Directors of the Company relating to the authorization of the filing of the Registration Statement and of the Shares.

(d) A short-form good standing certificate for the Company, dated a recent date, issued by the MSDAT.

(e) Such other documents as we have considered necessary to the rendering of the opinions expressed below.

In our examination, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to this opinion, we have relied on statements and certificates of officers and representatives of the Company and others.

Based upon, subject to and limited by the foregoing, we are of the opinion that (a) the Primary Shares have been duly authorized by the Company and, upon issuance and delivery of the Primary Shares in accordance with the Registration Statement and resolutions adopted by the Company’s board of directors relating thereto against payment therefor as provided in the Registration Statement and such resolutions and following the effectiveness of the Registration Statement under the Securities Act of 1933, the Primary Shares will be validly issued, fully paid and non-assessable; and (b) the Resale Shares have been duly authorized by the Company and are validly issued, fully paid and non-assessable.

Our opinions set forth above are subject to the following general qualifications and assumptions:

1.	The foregoing opinions are rendered as of the date hereof. We assume no obligation to update or supplement the opinions if any laws change after the date hereof or if any facts or circumstances come to our attention after the date hereof that might change the opinions.

2.	We have made no investigation as to, and we express no opinion concerning, any laws other than the Maryland General Corporation Law, applicable provisions of the Constitution of the State of Maryland and reported judicial decisions interpreting the Maryland General Corporation Law and such Constitution, and we do not express any opinion herein concerning any other laws.

3.	Without limiting the effect of the immediately preceding qualification, we note that we express no opinion as to compliance with the securities or “blue sky” laws or principles of conflicts of laws of the State of Maryland or any other jurisdiction.

4.	We assume that none of the Shares has been or will be issued in violation of Article VII of the Charter.

5.	Our opinions are limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to (i) the reference to this firm under the caption “Legal Matters” in the Prospectus forming a part of the Registration Statement and (ii) the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

Exhibit 8

DLA Piper US LLP 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

                    , 2008

Hatteras Financial Corp.

3288 Robinhood Road, Suite 100

Winston Salem, NC 27106

Re:	Tax Opinion for REIT Status of Hatteras Financial Corp.

Ladies and Gentlemen:

We have acted as special tax counsel to Hatteras Financial Corp., a Maryland corporation (“Hatteras” or the “Company”), in connection with (a) the offering and sale by the Company of                      shares of common stock, par value $0.001 per share, and (b) the offering and resale of                      shares of common stock, par value $0.001 per share, by the selling stockholders identified in the prospectus, as described in the Registration Statement on Form S-11 filed as of the date hereof (the “Form S-11”).

In connection with the Form S-11 filing, you have requested our opinion regarding whether the Company was organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) for its taxable year ended December 31, 2007, and whether the Company’s current organization and method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT, as well as whether the discussion in the Form S-11 under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct in all material respects.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Company’s Article of Incorporation (the “Company Charter”);

(2)	the Company’s Bylaws (the “Company Bylaws”);

(3)	the Form S-11; and

Board of Directors

                    , 2008

(4)	such other documents as may have been presented to us by Hatteras from time to time.

In addition, we have relied upon the factual representations contained in Hatteras’ certificate, dated as of the date hereof (the “Hatteras Officer’s Certificate”), executed by a duly appointed officer of Hatteras, setting forth certain representations relating to the organization and operation of Hatteras.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions. In the course of our representation of the Company, no information has come to our attention that would cause us to question the accuracy or completeness of the representations contained in Hatteras Officer’s Certificate, or the Reviewed Documents in a material way.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Code, the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (including its practices and policies in issuing private letter rulings, which are not binding on the Internal Revenue Service (“IRS”) except with respect to a taxpayer that receives such a ruling), all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the correctness of the following specific assumptions:

Board of Directors

                    , 2008

(i)	The Company and its subsidiaries (if any), will each be operated in the manner described in the Company Charter, the Bylaws, the other organizational documents of each of such entities, and all terms and provisions of such agreements and documents will be complied with by all parties thereto;

(ii)	The Company is a duly formed corporation under the laws of the State of Maryland.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, it is our opinion that:

1. The Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 2007, and the Company’s current organization and method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT.

2. The discussion in the Form S-11 under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the Prospectus under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing

Board of Directors

                    , 2008

subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

This opinion is rendered only to you and may not be quoted in whole or in part or otherwise referred to, nor be filed with, or furnished to, any other person or entity. We hereby consent to the filing of this opinion as an exhibit to the Form S-11 under the Securities Act, and to the reference to DLA Piper US LLP in the Form S-11. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.